UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

LAVA THERAPEUTICS N.V.

(Name of Subject Company (Issuer))

XOMA ROYALTY CORPORATION

(Name of Filing Persons (Offeror))

Common Shares, with a nominal value of €0.12 Per Share

(Title of Class of Securities)

N51517105

(CUSIP Number of Class of Securities)

Owen Hughes

XOMA Royalty Corporation

2200 Powell Street, Suite 310

Emeryville, California 94608

Tel. (510) 204-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Ryan A. Murr

Branden C. Berns

Gibson, Dunn & Crutcher LLP

One Embarcadero Center Suite 2600

San Francisco, CA 94111

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed under cover of Schedule TO on August 15, 2025 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by XOMA Royalty Corporation, a Nevada corporation (“Purchaser”). This Amendment relates to the offer (the “Offer”) to purchase all of the issued and outstanding common shares, with a nominal value of €0.12 per share (“Shares”), in the capital of LAVA Therapeutics N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Utrecht, the Netherlands, registered with the Dutch trade register under number 65335740 (“LAVA”), for a price per Share of (i) $1.16 (the “Base Price Per Share”), (ii) an additional amount of cash of up to $0.08 per Share (such amount as finally determined pursuant to the Purchase Agreement (as defined below), the “Additional Price Per Share” and together with the Base Price Per Share, the “Cash Amount”), payable subject to any applicable tax withholding and without interest, and (iii) one non-transferable contractual contingent value right (“CVR”) for each Share, which shall represent the right to receive potential payments, in cash, described in, and subject to and in accordance with the terms and conditions of, the CVR Agreement (as described below), subject to any applicable tax withholding and without interest (such amount, the “CVR Amount,” and together with the Cash Amount, the “Offer Consideration”), all upon the terms and subject to the conditions described in the Offer to Purchase, dated August 14, 2025 (together with any subsequent amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively. Accordingly, the total Cash Amount that Purchaser may pay pursuant to the terms of the Offer and Purchase Agreement is between $1.16 and $1.24 per Share. The Offer is being made pursuant to the Share Purchase Agreement, dated as of August 3, 2025 (together with any amendments or supplements thereto, the “Purchase Agreement”), among LAVA and Purchaser, a copy of which is filed as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

ITEMS 1 THROUGH 9 AND 11

Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

I.

The first bullet point beginning on Page 3 (and continuing onto Page 4) of the Offer to Purchase in the question “What is the CVR and how does it work?” of the Section entitled “Summary Term Sheet” is hereby amended and restated in its entirety to read as follows:

At or prior to the Acceptance Time, Purchaser, the rights agent (the “Rights Agent”) and the representative of the holders of the CVRs (the “Representative”) will enter into the CVR Agreement, governing the terms of the CVRs. Each CVR will represent a contractual right to receive contingent cash payments equal to a pro rata share of: (i) 100% of the amount by which the Closing Net Cash, as adjusted for any permitted deductions under CVR Agreement made within ninety (90) days following the Closing Date, in excess of the Closing Net Cash as finally determined in accordance with the Purchase Agreement (such proceeds, “Additional Net Cash Proceeds”), (ii) (A) 100% of the net proceeds, calculated in accordance with the CVR Agreement, if any, from any sale, transfer, license or other disposition (a “Disposition”) of CVR Products prior to the Closing and (B) 75% of the net proceeds, calculated in accordance with the CVR Agreement, if any, from any Disposition of CVR Products occurring following the Closing, in each case for the period beginning at the Closing Date and ending on the 10th anniversary of the Closing Date (such proceeds, “Disposition Proceeds”), and (iii) 75% of the net proceeds, calculated in accordance with the CVR Agreement, if any, from LAVA’s collaborations (A) with Pfizer Inc. (formerly Seagen Inc.) to develop, manufacture and commercialize EGFRd2 (PF-8046052) and (B) with Johnson & Johnson (formerly Janssen) for the discovery and development of novel bispecific antibody-based T cell engagers for the treatment of cancer, including JNJ-89853413 ((A) and (B) together, the “Existing Partnership Agreements”), in each case for the period beginning at the Closing Date and ending on the 10th anniversary of the Closing Date (such proceeds, “Partnership Proceeds”). As used herein, “CVR Products” means (i)

3

each of the product or product candidates developed or commercialized by LAVA, its affiliates or their respective (sub)licensees and known as EGFRd2 (PF-8046052) or JNJ-89853413; (ii) each other product or product candidate discovered, developed, or commercialized pursuant to LAVA’s Existing Partnership Agreements; and (iii) any other product, product candidate or other research program being researched or developed by the LAVA as of the Closing, including the product or product candidate known as LAVA-1266.

II.	A new paragraph is hereby inserted on Page 44 of the Offer to Purchase in the Section entitled “—6. Certain Information Concerning Purchaser” to read as follows:

In the past sixty (60) days, Purchaser has not effected any transaction in the LAVA Shares. As of the date of this Offer to Purchase, Purchaser does not own any LAVA Shares. Except as otherwise described in this Offer to Purchase, none of Purchaser, any majority-owned subsidiary of Purchaser or, to the knowledge of Purchaser after making reasonable inquiry, any of the Item 3 Persons or any associate of the subject company (A) beneficially owns or has any right to acquire, directly or indirectly, any LAVA Shares; or (B) has effected any transaction in the Shares during the past 60 days. Except as otherwise described in this Offer to Purchase, neither Purchaser nor, to the knowledge of Purchaser after making reasonable inquiry, any of the Item 3 Persons, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of LAVA, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

III.

The third paragraph on Page 58 of the Offer to Purchase in the Section entitled “—7. Summary of the Merger Agreement and Certain Other Agreements” is hereby amended and restated in its entirety to read as follows:

Each CVR will represent a contractual right to receive contingent cash payments equal to a pro rata share of: (i) 100% of the amount by which the Closing Net Cash, as adjusted for any permitted deductions under CVR Agreement made within ninety (90) days following the Closing Date, in excess of the Closing Net Cash as finally determined in accordance with the Purchase Agreement, (ii) (A) 100% of the net proceeds, calculated in accordance with the CVR Agreement, if any, from any sale, transfer, license or other disposition (a “Disposition”) of CVR Products prior to the Closing and (B) 75% of the net proceeds, calculated in accordance with the CVR Agreement, if any, from any Disposition of CVR Products occurring following the Closing, in each case for the period beginning at the Closing Date and ending on the 10th anniversary of the Closing Date, and (iii) 75% of the net proceeds, calculated in accordance with the CVR Agreement, if any, from LAVA’s collaborations (A) with Pfizer Inc. (formerly Seagen Inc.) to develop, manufacture and commercialize EGFRd2 (PF-8046052) and (B) with Johnson & Johnson (formerly Janssen) for the discovery and development of novel bispecific antibody-based T cell engagers for the treatment of cancer, including JNJ-89853413, in each case for the period beginning at the Closing Date and ending on the 10th anniversary of the Closing Date. As used herein, “CVR Products” means (i) each of the product or product candidates developed or commercialized by LAVA, its affiliates or their respective (sub)licensees and known as EGFRd2 (PF-8046052) or JNJ-89853413; (ii) each other product or product candidate discovered, developed, or commercialized pursuant to LAVA’s Existing Partnership Agreements; and (iii) any other product, product candidate or other research program being researched or developed by the LAVA as of the Closing, including the product or product candidate known as LAVA-1266.

IV.

The sixth paragraph on Page 58 of the Offer to Purchase in the Section entitled “—7. Summary of the Merger Agreement and Certain Other Agreements” is hereby amended and restated in its entirety to read as follows:

In connection with the execution of the Purchase Agreement, Purchaser entered into tender and support agreements (the “Support Agreements”) with LAVA’s directors and executive officers, including (i) Kapil Dhingra, (ii) Stephen Hurly, (iii) Jay T. Backstrom, (iv) Peter A. Kiener, (v) James J. Noble, (vi) Christy J. Oliger, (vii) Mary E. Wadlinger, (viii) Karen J. Wilson, (ix) Fred Powell, (x) Charles Morris, and (xi) Amy Garabedian (the “Support Agreement Parties”). The Support Agreements require the signatories, among other things, to tender their respective Shares in the Offer and to vote in favor of all resolutions proposed for adoption by LAVA’s shareholders in accordance with the Offer’s terms at the EGM or any subsequent EGM. The Shares subject to the Support Agreements comprise approximately 0.5% of the outstanding Shares as of August 14, 2025. The Support Agreements will terminate upon certain circumstances, including upon termination of the Purchase Agreement or upon an Adverse Recommendation Change (as defined in the Purchase Agreement).

V.	The fifth paragraph on Page 59 of the Offer to Purchase in the Section entitled “—9. Conditions of the Offer” is hereby amended and restated in its entirety to read as follows:

Notwithstanding any other term of the Offer or the Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer or during the Subsequent Offering Period (and not theretofore accepted for payment or paid for) unless there shall have been validly tendered in the Offer (and not properly withdrawn) prior to the expiration of the Offer that number of Shares that, represent at least one Share more than 80% of the number of LAVA common shares that are then issued and outstanding as of the expiration of the Offer, which we refer as the Minimum Tender Condition; provided that that if (i) all of the Offer Conditions other than the Minimum Tender Condition have been satisfied or waived in accordance with the Purchase Agreement, and (ii) Purchaser has extended the Offer on three (3) or more occasions in consecutive periods of ten (10) Business Days each in accordance with the Purchase Agreement, then in such case Purchaser may, its sole discretion, reduce the Minimum Tender Condition to 75%.

VI.	Subclause (viii) on Page 60 of the Offer to Purchase in the Section entitled “—9. Conditions of the Offer” is hereby amended and restated in its entirety to read as follows:

(viii)  the Purchase Agreement shall not (emphasis added) have been validly terminated in accordance with its terms; and

VII.	Schedule A of the Offer to Purchase is hereby Amended and restated in its entirety to read as set forth in Exhibit (a)(1)(E) hereto:

ITEM 12.	EXHIBITS.

Index No.

(a)(1)(A)**	Offer to Purchase, dated August 15, 2025.

(a)(1)(B)**	Form of Letter of Transmittal.

(a)(1)(C)**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)**	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Amended and Restated Schedule A to the Offer to Purchase.

(a)(5)(A)**	Press Release of LAVA issued on August 4, 2025 (incorporated by reference to Exhibit 99.1 to LAVA’s Current Report on Form 8-K filed with the SEC on August 4, 2025).

(d)(1)**	Share Purchase Agreement, by and among XOMA Royalty Corporation and LAVA Therapeutics N.V., dated August 3, 2025 (incorporated by reference to Exhibit 2.1 to LAVA’s Current Report on Form 8-K filed with the SEC on August 4, 2025).

(d)(2)**	Confidentiality Agreement dated June 2, 2025 between LAVA and Purchaser.

(d)(3)**	Form of Contingent Value Rights Agreement (incorporated herein by reference to Exhibit C of Exhibit 2.1 to LAVA’s Current Report on Form 8-K/A filed with the SEC on August 4, 2025).

(d)(4)**	Form of Tender and Support Agreement (incorporated herein by reference to Exhibit D of Exhibit 2.1 to LAVA’s Current Report on Form 8-K/A filed with the SEC on August 4, 2025).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith.
**	Previously Filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2025

XOMA Royalty Corporation

By:	/s/ Owen Hughes
Name: Owen Hughes
Title: Chief Executive Officer